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                             September 14, 2021

       Rathna Girish Mathrubootham
       Chief Executive Officer
       Freshworks Inc.
       2950 S. Delaware Street, Suite 201
       San Mateo, CA 94403

                                                        Re: Freshworks Inc.
                                                            Amendment No. 1 to
Registration Statement on Form S-1
                                                            Filed September 13,
2021
                                                            File No. 333-259118

       Dear Mr. Mathrubootham:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 1 to Registration Statement on Form S-1

       Pro Forma Net Loss Per Share Attributable to Common Stockholders, page
14

   1. We note that you reflect the number of RSUs and related compensation expense that will vest as of June 30,
2021 in your pro forma earnings per share. Please revise this adjustment throughout
to include the expense and related shares for all RSUs that will vest at the effective date
of your IPO, or the most recent practicable date prior to the effectiveness of your
registration statement, including those that will vest subsequent to
                                                        June 30, 2021. Please
also disclose the date used to determine these amounts. Refer to
                                                        Article 11-02(a)(6) of
Regulation S-X.
 Rathna Girish Mathrubootham
FirstName
FreshworksLastNameRathna  Girish Mathrubootham
            Inc.
Comapany 14,
September  NameFreshworks
               2021       Inc.
September
Page 2    14, 2021 Page 2
FirstName LastName
Dilution, page 65

2. Your pro forma dilution disclosures appear to add the pro forma stock based compensation expense to net tangible assets. Please revise to remove this adjustment from pro forma net tangible assets. In this regard, the expense related to RSUs that vest at effectiveness of your IPO would not be recorded as an asset or liability. Further, there is no pro forma impact on total stockholder's equity from this expense as it impacts additional paid-in-capital and accumulated deficit in an equal and offsetting amount, as reflected in your pro forma disclosures on page 15.
       You may contact Rebekah Lindsey, Senior Staff Accountant, at (202) 551-3303 or
Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Anna Abramson, Staff
Attorney, at (202) 551-4969 or Jeff Kauten, Staff Attorney, at (202) 551-3447 with any other questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of
Technology
cc:      Sepideh Mousakhani